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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               Raytech Corporation
                              (Name of the Issuer)

          Raytech Corporation Asbestos Personal Injury Settlement Trust
                      (Name of Person(s) Filing Statement)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                    755103108
                      (CUSIP Number of Class of Securities)

                                    Copy to:

                            Richard A. Lippe, Trustee
          Raytech Corporation Asbestos Personal Injury Settlement Trust
                 c/o Meltzer, Lippe, Goldstein & Breitstone, LLP
                                190 Willis Avenue
                                Mineola, NY 11501
                                 (516) 747-0300
            (Name, Address and Telephone Number of Person Authorized
                                   to Receive
            Notices and Communications on Behalf of Person(s) Filing
                                   Statement)

                                   ----------

This statement is filed in connection with (check the appropriate box):

|_| (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

|_| (b) The filing of a registration statement under the Securities Act of 1933.

|_| (c)     A tender offer.

|X| (d)     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

Check the following box if the filing is a final amendment reporting the results of the transaction. |_|

                            Calculation of Filing Fee
    ------------------------------------------------------------------------
          Transaction Valuation*          Amount of Filing Fee
               $9,441,794                       $1,112.00

*For purposes of calculating the Filing Fee only. Assumes the payment of an aggregate of $9,441,794, comprised of $4,262,132 to be paid for 3,228,888 shares of common stock of the Issuer, under a previously negotiated Settlement Agreement with creditors of the Issuer and former affiliates of the Issuer, and $5,179,662 to be paid for 3,923,986 shares of common stock of the Issuer acquired in a short-form merger transaction with the Issuer's unaffiliated public stockholders. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) of the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the United States Securities and Exchange Commission (2004-167), equals $117.70 for each one million ($1,000,000) dollars (based upon the value of the securities to be acquired in the transactions described in this transaction statement).

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:
                Form or Registration No.:
                Filing Party:
                Date
                Filed:

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                                       2

                               SUMMARY TERM SHEET

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

      This Summary Term Sheet briefly describes the "going-private" transaction involving Raytech Corporation ("Raytech" or the "Company"), how it affects you, what your rights are with respect to the transaction as a stockholder of Raytech, and the position of Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust") about the fairness of the transaction to Raytech's unaffiliated public stockholders. (Raytech's unaffiliated public stockholders are you and the other stockholders, except for the Trust, its affiliates, and the "Sellers" described in "About the Acquisition", below.)

      Please read this Summary Term Sheet and the remainder of this transaction statement on Schedule 13E-3 very carefully.

Principal Terms of the Transaction

About Raytech                   Raytech  develops,   manufactures  and  supplies
                                specialty   engineered   friction   and   energy
                                absorption components used in oil immersed (wet)
                                and dry  transmission  and brake systems for on-
                                and  off-road  vehicles.  Raytech also makes and
                                markets specialty  engineered  products for heat
                                resistant,    inertia   control,    and   energy
                                absorption applications.  Raytech's products are
                                typically  found in passenger  cars,  heavy-duty
                                construction and agricultural equipment, trucks,
                                buses and logging, mining and military vehicles.
                                Raytech  was  incorporated  in  Delaware in June
                                1986  as a  subsidiary  of  Raymark  Corporation
                                ("Raymark").  In  October  1986,  each  share of
                                common   stock  of  Raymark  was   automatically
                                converted  into a share of Raytech.  As a result
                                of this  conversion,  Raytech  became  Raymark's
                                sole  shareholder,  and  Raytech's  stock  began
                                trading on the New York Stock  Exchange.  In May
                                1988,  Raytech  sold all of its  Raymark  stock.
                                Under a restructuring plan, Raytech (through its
                                subsidiaries)   purchased  non-asbestos  related
                                businesses of Raymark.

About the Asbestos Lawsuits     Prior to 1986,  Raymark and Raymark  Industries,
                                Inc. had been named as defendants in lawsuits claiming substantial damages for injury or death from exposure to airborne asbestos fibers. In spite of the restructuring plan, Raytech was named a co-defendant with Raymark and other defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark.

                                In a lawsuit decided in 1988, the United States District Court in Oregon ruled that Raytech was to be a successor to Raymark's asbestos related liability (Oregon equity law). After several court rulings, including an appeal to the United States Supreme Court, the Oregon case remained as the prevailing decision holding Raytech to be a successor to Raymark's asbestos related liabilities. In order to stay the asbestos related litigation, on March 10, 1989, Raytech filed a petition seeking relief under Chapter 11, Title 11, United States Code in the United States Bankruptcy Court, District of Connecticut ("Bankruptcy Court").

About the Reorganization        In October  1998,  Raytech  reached a  tentative
                                settlement  with its  creditors for a consensual
                                plan of reorganization providing for all general
                                unsecured creditors to receive approximately 90%
                                of the equity in Raytech in  exchange  for their
                                claims.   The  Trust  was   created   under  the
                                settlement  plan to use its assets and income to
                                satisfy   all   asbestos-related    claims.   As
                                reorganized, Raytech issued approximately 83% of its common stock to the Trust, 7% to government and other claimants, and 10% to Raytech's public stockholders at the time.

                                As of the date of this transaction statement, the Trust owns 34,584,432 shares of Raytech's common stock (or 82.86% of its outstanding shares).

About the Trust                 The Trust is  governed  by the laws of the State
                                of  New  York.   The  Trust  was  formed  as  an
                                irrevocable   trust   pursuant  to  the  Raytech
                                Corporation  Asbestos Personal Injury Settlement
                                Trust Agreement, effective as of April 18, 2001,
                                to assume all  liabilities  of Raytech,  and its
                                predecessors  and  successors  in  interest,  in
                                actions  involving   personal  injury  or  death
                                claims caused by exposure to asbestos containing products for which Raymark or its predecessors and affiliates have legal liability.

                                Two of the three Trustees of the Trust are also directors of Raytech. See Item 3, "Identity and Background of Filing Person" and Schedule I to this Schedule 13E-3.

About the
Acquisition                     In   connection   with  the   plan  of   Raytech
                                Corporation, Case No. 89-00293, confirmed by the
                                United States Bankruptcy Court for the District of Connecticut on August 13, 2000, the Trust entered into an Agreement, dated June 8, 2000, and Settlement Agreement, dated October 31,
                                2001, each with the United States  Environmental
                                Protection Agency, the Connecticut Department of
                                Environmental  Protection,  and FMC  Corporation
                                ("Environmental Creditors").

                                The purpose of the agreements was to mutually resolve claims of the Environmental Creditors against Raytech, Raymark Industries, Inc. and Raymark Corporation. The agreements provide for the assignment by the Environmental Creditors to the Trust of their interest in certain assets of Raytech and of the estates of Raymark and Universal Friction Composites, the division of the proceeds of Raymark liability insurance and the future transfer by the Environmental Creditors of the Raytech common stock owned by them.

                                      In  consideration  for the  compromise and
                                settlement of the Environmental Creditors' claims, the Trust and the Environmental Creditors determined that is was in each party's interest to accelerate the settlement of the 2000 and 2001 agreements. On July 7, 2005, the Trust entered into a Supplemental Settlement Agreement, dated May 25, 2005, to accelerate the consummation of the earlier agreements (the "2005 Agreement"). Under the 2005 Agreement, the Trust will acquire 3,228,888 shares of Raytech common stock and other assets and consideration from the Environmental Creditors in exchange for the payment of $9,457,776 (the "Acquisition"). See Item 4, "Terms of the Transaction", in this transaction statement.

                                Upon completion of the Acquisition, the Trust's ownership of the shares of Raytech's common stock will increase from approximately 82.86% to approximately 90.6%. The 2005 Agreement contains closing conditions including the approval of the Acquisition by the Bankruptcy Court. See the section entitled "Fairness of the Going-Private Transaction", in this transaction statement.

                                This transaction statement is being filed because the acquisition of the shares of Raytech by the Trust is the first step in a transaction which will result in a "Rule 13E-3 transaction" (as defined under the Exchange Act).

The Short-Form Merger           Upon  completion of the  Acquisition,  the Trust
                                will  own   approximately   90.6%  of  Raytech's
                                outstanding  common stock.  After  completion of
                                the  Acquisition,   we  intend  to  undertake  a
                                short-form merger. We intend the short-form merger to result in the acquisition of all of the outstanding shares of Raytech's common stock owned by unaffiliated public stockholders of Raytech.

                                To effect the short-form merger, we will organize a wholly-owned subsidiary corporation ("merger subsidiary") and transfer all of the shares of Raytech common stock owned by the Trust to the merger subsidiary, causing the merger subsidiary to own approximately 90.6% of Raytech's outstanding shares. Our merger subsidiary will then merge into Raytech. Upon the effectiveness of the merger, each outstanding share of Raytech's common stock owned by the unaffiliated public stockholders will be canceled. In exchange, our merger subsidiary will pay the unaffiliated public stockholders the sum of $1.32, in cash, for each share of Raytech common stock. Raytech will survive the merger. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction " and Item 4(a)(2), "Terms of the Transaction - Material Terms - Mergers or similar transactions" in this transaction statement.

                                After the short-form merger, we intend to cause the registration of Raytech's common stock under the Exchange Act and its listing on the New York Stock Exchange to be terminated.

                                When we refer to the "going-private transaction" in this transaction statement, we mean both the acquisition of shares under the 2005 Agreement and the short-form merger.

Purpose of the Going-Private
Transaction                     The   Trust's   purpose  in   engaging   in  the
                                going-private  transaction  is  to  own  all  of
                                Raytech's   stock.   Upon   completion   of  the
                                short-form merger,  Raytech will be wholly-owned
                                by  the  Trust.  The   transactions   have  been
                                structured  in  order to  effect  a  prompt  and
                                orderly  transfer of the  minority  ownership of
                                Raytech    from    the    unaffiliated    public
                                stockholders   to  us,   and  to   provide   the
                                unaffiliated   public   stockholders  with  cash
                                payments for all of their Raytech common stock as promptly as practicable. See "Special Factors
                                - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Purposes."

Merger Consideration            The   consideration  to  be  paid  to  Raytech's
                                unaffiliated    public   stockholders   in   the
                                short-form merger for their stock will be $1.32, in cash, per share. This price is equal to the closing price per share of Raytech's common stock on July 6, 2005, the day before the 2005
                                Agreement was executed and the day before the first public announcement of the execution of the 2005 Agreement.

Tax Consequences                Generally,  the cash  consideration  received by
                                the unaffiliated public stockholders in the short-form merger will be taxable for United
                                States federal income tax purposes. You will recognize taxable gain or loss in the amount of the difference between $1.32 and your adjusted tax basis for each share of Raytech common stock that you own at the time of the short-form merger. See "Special Factors - Certain Federal
                                Income  Tax  Consequences  of the  Going-Private
                                Transaction" in this transaction statement.

No Stockholder Vote             Because  we will own more than 90% of  Raytech's
                                outstanding  shares after the acquisition of the
                                shares  pursuant  to  the  2005  Agreement,  the
                                Delaware  General  Corporation Law ("DGCL") will
                                permit  the   short-form   merger   without  the
                                requirement of a vote by Raytech's stockholders.
                                See   "Special   Factors  -   Fairness   of  the
                                Going-Private Transaction" and Item 4, "Terms of the Transaction" in this transaction statement.

Surrender of Certificates and
Payment for Shares              We will  pay  you for  your  shares  of  Raytech
                                common stock  promptly  after the effective date
                                of  the  short-form  merger.   Instructions  for
                                surrendering your stock certificates will be set
                                forth in a Notice of Merger and Appraisal Rights
                                and a  Letter  of  Transmittal,  which  will  be
                                mailed to our unaffiliated  public  stockholders
                                of record  within  10  calendar  days  after the
                                short-form merger becomes  effective.  Please do
                                not send your stock certificates to us until you
                                have  received and read the Notice of Merger and
                                Appraisal  Rights and the Letter of Transmittal.
                                You will waive your appraisal rights if you send
                                us  your  stock  certificates  with  a  properly
                                signed Letter of Transmittal. See Item 4, "Terms
                                of  the   Transaction"   in   this   transaction
                                statement.

Source and Amount of Funds      We estimate the total cost of the  going-private
                                transaction  to be  approximately  $15  million.
                                This estimate  includes  payments under the 2005
                                Agreement  of  $9,457,776   and  the  short-form
                                merger (estimated at $5,179,662) and related fees and expenses. We intend to pay these costs with cash on hand. The going-private transaction is not subject to any financing condition. See
                                Item 10,  "Source  and  Amount of Funds or Other
                                Consideration" in this transaction statement.

Fairness of the Going-Private Transaction

The Trust's Position on
the Fairness of the
Going-Private Transaction       We  have  determined   that  the   going-private
                                transaction    is   both    substantively    and
                                procedurally  fair  to  Raytech's   unaffiliated
                                public stockholders. This belief is based on the following factors:

                             o The going-private transaction represents (in our opinion) an opportunity for Raytech's unaffiliated public stockholders to receive cash for each share of Raytech common stock, not subject to any financing condition, at the July 6, 2005 closing sale price of $1.32 per share.

                             o This going-private transaction offers liquidity to the unaffiliated public stockholders. The common stock of Raytech, currently listed on the New York Stock Exchange ("NYSE"), is thinly traded, with average daily trading volume during the two months prior to the announcement of the going-private transaction of less than 15,000 shares. On August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. Under the rules and procedures of the NYSE, Raytech must respond to the NYSE within 45 days with a business plan that demonstrates compliance with the continued listing standards. Raytech has stated that it does not believe that it can take the steps that will permit it to satisfy the criteria of the NYSE. In the event Raytech's common stock is delisted, the stock will become even more illiquid. The merger represents an opportunity for Raytech's public stockholders (especially those stockholders with large holdings of shares) to realize cash for their shares, at a price which might otherwise be difficult to realize, given such illiquidity.

                             o The unaffiliated public stockholders of Raytech have the right (under Delaware law) to be paid "fair value" for their Raytech shares. See "Special Factors - Fairness of the Going-Private Transaction."

Appraisal Rights                You have the right,  under the DGCL,  to ask the
                                Delaware  courts  to  value  your  shares.   The
                                court's valuation may be higher or lower than the price we are offering to pay. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and comply with the additional requirements set forth in

                                Section 262 of the DGCL. You must be very careful when you exercise your appraisal rights, because if you do not comply strictly with the law's procedures, you will lose your appraisal rights. You are encouraged to seek advice from legal counsel, if you desire to dissent from this going-private transaction. See Item 4(c), "Terms of the Transaction - Appraisal rights," in this transaction statement.

About the Going-Private Transaction

Effects of the Going-Private
Transaction                     The  going-private  transaction  will  have  the
                                following consequences:

                                o Each of your shares of Raytech common stock will be converted into the right to receive $1.32 in cash, without interest (unless you exercise your statutory appraisal rights, in which case the Delaware courts will value your shares. The court's valuation may be higher or lower than the price we are offering to pay).

                                o We will own 100% of the business of Raytech.

                                o Only we will benefit from any future earnings and growth of Raytech's business operations. Conversely, we will suffer from any future losses generated by Raytech's operations or decline in Raytech's value.

                                o Raytech will no longer be required to file reports with the United States Securities and Exchange Commission.

                                o Raytech will no longer be listed on the New York Stock Exchange.

                                o Raytech will no longer have to pay the costs associated with being a public company (including legal, accounting, insurance and other fees).

                                See "Special  Factors - Purposes,  Alternatives,
                                Reasons   and   Effects  of  the   Going-Private
                                Transaction - Effects."

For More Information            You  may  read  and  copy  any of the  documents
                                incorporated   by   reference   at  the   public
                                reference  room of the  Securities  and Exchange
                                Commission   at   450   Fifth   Street,    N.W.,
                                Washington,   D.C.   20549.   Please   call  the
                                Securities    and   Exchange    Commission    at
                                1-800-SEC-0330  for further  information  on the
                                public  reference  rooms.  These SEC
                                filings  are also  available  to the public from
                                commercial  document  retrieval  services and at
                                the  SEC's  Internet  web  site at  www.sec.gov.
                                Documents  filed by Raytech and  incorporated by
                                reference  are  available  without  charge  upon
                                request to: Raytech Corporation,  Four Corporate
                                Drive,   Suite  295,  Shelton,   CT  06484.  All
                                documents  filed by Raytech  pursuant to Section
                                13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this transaction statement to the effective time of the short-form merger shall also be deemed to be incorporated into this transaction statement by this reference.
                                See Item 2, "Subject Company  Information,"  and
                                Item  3,  "Identity  and  Background  of  Filing
                                Person" in this transaction statement.

                                If you have any questions about this going-private transaction, please call Ira R. Halperin, the Trust's special legal counsel, at
                                (516) 747-0300.

                                 SPECIAL FACTORS
                   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
                        OF THE GOING-PRIVATE TRANSACTION

Purposes

      The purpose of the going-private transaction is for the Trust, the majority stockholder of Raytech, to acquire all of the outstanding shares of Raytech's stock and to terminate Raytech's registration under the Exchange Act. Upon completion of the Acquisition, less than 10% of the outstanding shares of Raytech's common stock will be held by unaffiliated public stockholders. We believe that the going-private transaction is desirable because it will relieve Raytech of the substantial obligations and expenses of a public company. We believe that Raytech's direct and indirect expenses of complying with the Exchange Act have a negative effect on it's business operations and its financial performance. In addition, we expect these expenses will increase, due to recent legislative and regulatory initiatives to improve corporate governance (such as the Sarbanes-Oxley Act of 2002).

      We estimate that Raytech spent approximately $1,430,000 for the year ended December 31, 2004, in costs related to being a public company. These costs can be attributed to directors' and officers' insurance (approximately $550,000 on an annual basis); personnel costs and fees related to filings with the SEC and NYSE and shareholder communications (approximately $300,000 on an annual basis); fees and costs related to complying with the Sarbanes-Oxley Act of 2002 (approximately $350,000 on an annual basis), and a portion of the fees paid for audit services and audit related services (approximately $230,000 on an annual basis). We estimate that Raytech's costs during the year ended December 31, 2004 would have been reduced by approximately $1,430,000 if Raytech had been a private company at the time.

      We believe that savings for Raytech will result from the elimination of NYSE stock market fees, press release expenses, and certain legal fees, as well as a significant reduction in supplemental audit and consulting fees necessary for public companies, independent directors' compensation, officers and directors liability insurance, tax compliance, printing and mailing costs, filing fees, stock transfer agent expenses, and other direct expenses associated with the required SEC filings. (Currently, Raytech pays for all of these costs every year.)

      To our knowledge, Raytech has no present intention or current or foreseeable ability to raise capital by selling securities in a public offering, or to acquire other business entities using its stock as the consideration for any such acquisition. For these reasons, Raytech is unlikely to be in a position to benefit from its status as a public company. Based on Raytech's size and resources, we do not believe the costs associated with Raytech remaining a public company are justifiable. We believe that the costs of remaining a public company are too high in relation to the benefits of being a public company, and that it would be irresponsible for Raytech to continue as a public company. In light of the high costs, we believe that it is desirable for Raytech to eliminate the administrative and financial burden of remaining a public company.

Alternatives

      We believe that the going-private transaction is the quickest and most cost-effective way for us to acquire Raytech's outstanding public minority equity interest. Because of the 2000 and 2001 settlement agreements and the determination to enter into the 2005 Agreement with the Environmental Creditors, we are able to acquire a sufficient percentage of Raytech's outstanding stock to allow us to use a short form merger to acquire Raytech's remaining outstanding public minority interest. Therefore, we decided against a long-form merger because of the cost and delay of obtaining the approvals of the unaffiliated public stockholders. We also rejected the alternative of a tender offer for Raytech's common stock. A tender offer would entail additional costs, and a subsequent short-form merger could still be required.

Reasons

      We considered several factors in determining whether to effect the going-private transaction, including these:

o the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Raytech would no longer be required to file quarterly, annual or other periodic reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements), that the Trust's board of trustees anticipates could result in significant savings, including supplemental audit and consulting fees necessary for public companies and legal fees;

o the elimination of additional burdens on Raytech's management caused by being a public company (including, for example, the dedication of time and resources of Raytech's management and board of directors to stockholder, investor, and public relations matters);

o that given Raytech's relatively small shareholder base, the costs of maintaining Raytech's status as a public company are not justified and that Raytech and its majority shareholder currently derive no material benefit from registration under the Exchange Act;

o the greater flexibility that Raytech's management would have to focus on long-term business goals, rather than issues of being a public company;

o the payment of $1.32 per share might otherwise be difficult for the unaffiliated public stockholders to realize (especially those stockholders with large holdings of shares), in light of the illiquidity of the market for shares of Raytech common stock;

o recent public capital market trends affecting micro-cap companies (like Raytech), including a reduction in interest by institutional investors; and

o the recent disclosure by Raytech of the impending delisting of its stock by the NYSE will make the market for the stock even more illiquid than it currently is.

      Our Trustees also considered the advantages and disadvantages of continuing Raytech's current status as a majority-owned, public subsidiary. In our view, the principal advantage would be our ability to make other uses of the cash that would otherwise be required to pay the purchase price for the acquisition of the shares and the short-form merger. The disadvantages of continuing Raytech as a majority-owned, public subsidiary include the inability to achieve many of the benefits discussed above. We concluded that the advantages of continuing Raytech's current status were significantly outweighed by the disadvantages of doing so.

      We seek to accomplish the going-private transaction at this time (i.e., as promptly as practicable after acquiring beneficial ownership of greater than 90% of the shares of Raytech common stock) because we wish to take advantage of the benefits of Raytech becoming a privately-owned company.

Effects

      General. After the going-private transaction, we will have complete control over the conduct of Raytech's businesses and assets. Its management will be under our exclusive control. In addition, we will benefit from any future increases in the value of Raytech's business, and, conversely, we will bear the complete risk of any losses incurred in the operation of Raytech's business and any decrease in the value of Raytech's business. Once the short-form merger is completed, the unaffiliated public stockholders will no longer be able to benefit from a sale of Raytech to a third party.

      We expect to own approximately 90.6% of Raytech's outstanding stock, immediately following the Acquisition and prior to the short-form merger.

      The Unaffiliated Public Stockholders. Upon completion of the short-form merger, the unaffiliated public stockholders will no longer have any interest in Raytech, and will not be stockholders any longer. They will not participate in Raytech's future earnings and growth. They will no longer bear the risk of any decreases in Raytech's value. In addition, the unaffiliated public stockholders will not share in any distribution of proceeds after a sale of any of the businesses of Raytech. See Item 6, "Purposes of the Transaction and Plans or Proposals - Plans." All of the other benefits of stock ownership by the unaffiliated public stockholders (such as the right to vote on certain corporate decisions, to elect directors, and to receive distributions upon the sale of Raytech), as well as the benefit of potential increases in the value of Raytech's stock price, will be extinguished upon completion of the short-form merger.

      Following the short-form merger, the unaffiliated public stockholders will have liquidity as a result of receiving the merger consideration in exchange for their shares of Raytech's stock.

      In summary, if the short-form merger is completed, the unaffiliated public stockholders will give up all of their rights as stockholders of Raytech.

      Raytech's Common Stock. If the short-form merger is completed, public trading of the shares of Raytech's common stock will cease. We intend to deregister the Raytech common stock under the Exchange Act. As a result, Raytech will no longer be required, under the federal securities laws, to file reports with the SEC, and will no longer be subject to the proxy rules under the Exchange Act. In addition, the principal stockholders of Raytech will no longer be subject to reporting their ownership of shares of Raytech common stock under Sections 13 and 16 of the Exchange Act, or the obligations under Section 16 of the Exchange Act to disgorge to Raytech certain "short-swing" profits from the purchase and sale of shares of Raytech's common stock.

In addition, on August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. Raytech is considered "below criteria" due to the fact that its total market capitalization is less than $75 million over a 30-day trading period and its stockholders' equity is less than $75 million. As of August 8, 2005, the NYSE made available on its consolidated tape, an indicator, "BC," indicating Raytech is below the NYSE's quantitative continued listing standards. Under the rules and procedures of the NYSE, Raytech must respond to the NYSE within 45 days with a business plan that demonstrates compliance with the continued listing standards. Raytech has stated that it does not believe that it can take steps which will permit it to satisfy the financial criteria of the NYSE.

      Treatment of options. Pursuant to the terms of the short-form merger, all vested options that are exercised to purchase Raytech's stock will be converted into the right to receive the short-form merger consideration of $1.32 per share. Upon exercise of options with an exercise price less than $1.32 per share, each holder will receive the difference between the exercise price of its options and $1.32 per option share.

      Directors. Our Trustees are the persons listed in Schedule I to this transaction statement.

                             SELECTED FINANCIAL DATA

      The selected consolidated financial information presented below, under the captions "Income Statement Data" for the years ended January 2, 2005 and December 28, 2003 and December 29, 2002 and "Balance Sheet Data" at January 2, 2005 and December 28, 2003, have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). This information has been derived from Raytech's audited consolidated financial statements included in its annual report on Form 10-K for the fiscal year ended January 2, 2005, which financial statements are incorporated by reference in this Transaction Statement.

      The selected consolidated financial information presented below, under the captions "Income Statement Data" for the thirteen weeks ended April 3, 2005 and March 28, 2004 and "Balance Sheet Data" at April 3, 2005, have been prepared in accordance with GAAP and have been derived from Raytech's consolidated financial statements included in Raytech's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005, which financial statements are incorporated herein by reference. Please note that the interim results are not necessarily indicative of results that may be expected for any other period of the year.

----------------------------------------------------------------------------------------------------------------------
Income Statement Data                                         Years Ended                      Thirteen Weeks Ended
                                              December 29,    December 28,     January 2,     March 28,      April 3,
                                                   2002           2003            2005           2004          2005
----------------------------------------------------------------------------------------------------------------------

                                                Audited        Audited         Audited       Unaudited     Unaudited

----------------------------------------------------------------------------------------------------------------------

                                                          (Dollars in thousands, except per share data)

----------------------------------------------------------------------------------------------------------------------
Net Sales                                      $ 209,866       $ 205,865       $ 227,313       $56,598      $63,352
----------------------------------------------------------------------------------------------------------------------
Gross Profit                                      36,771          26,126          40,935        11,059       11,996
----------------------------------------------------------------------------------------------------------------------
Operating (loss) profit                            4,440         (57,473)         (3,051)        2,449        1,991
----------------------------------------------------------------------------------------------------------------------
Net Income (loss)                                 (2,825)        (66,443)         (2,750)        1,351        1,620
----------------------------------------------------------------------------------------------------------------------
Basic and diluted income (loss) per share           (.07)          (1.59)           (.07)          .03          .04
----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares used in
computing net earnings (loss) per share
(in thousands):                                   41,608          41,728          41,737        41,737       41,737
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Balance Sheet Data                                               December 28,          January 2,           April 3,
                                                                     2003                 2005               2005
----------------------------------------------------------------------------------------------------------------------

                                                                   Audited              Audited            Unaudited

----------------------------------------------------------------------------------------------------------------------

                                                                    (Dollars in thousands, except per share data)

----------------------------------------------------------------------------------------------------------------------
Current assets                                                     $ 83,756             $ 94,452           $ 98,602
----------------------------------------------------------------------------------------------------------------------
Non-current assets                                                  122,268              111,234            107,784
----------------------------------------------------------------------------------------------------------------------
Total assets                                                        206,024              205,686            206,386
----------------------------------------------------------------------------------------------------------------------
Current liabilities                                                  58,342               60,799             64,847
----------------------------------------------------------------------------------------------------------------------
Long-term Liabilities                                                62,384               61,687             66,310
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   120,726              122,486            131,157
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                 75,910               73,180             73,960
----------------------------------------------------------------------------------------------------------------------
Book Value Per share                                                   1.82                 1.75               1.77
----------------------------------------------------------------------------------------------------------------------

Ratio of Earnings to Fixed Charges

Raytech's consolidated ratio of earnings to fixed charges is as follows:

                                                                For the Year Ended        For the Thirteen Weeks
                                                          December 28,       January 2,       Ended April 3,
                                                              2003              2005                2005
                                                     ------------------------------------------------------------
Ratio of Earnings to Fixed Charges                            -34.74*           0.82               8.65x

For the purposes of this ratio, "earnings" consists of earnings before income taxes, minority interest and fixed charges, and "fixed charges" consists of interest on indebtedness and capital lease obligations, and the interest component of rental expenses.

*Reflects a deficiency of approximately $39,069,000

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION

      The following is a general summary of the material United States federal income tax consequences of the going-private transaction to beneficial owners of shares of Raytech Common Stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations, judicial decisions, and current administrative rulings in effect on the date of this Schedule 13E-3. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances, or to taxpayers subject to special treatment under the Code (for example, financial institutions, real estate investment trusts, regulated investment companies, brokers, dealers or traders in securities or foreign currencies, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, individuals who are not citizens or residents of the United States, and beneficial owners whose shares of Raytech common stock were acquired pursuant to the exercise of warrants, employee stock options, or otherwise as compensation). This discussion also does not address any aspect of state, local, foreign, or other taxation.

      The receipt of cash by a stockholder, pursuant to the short-form merger or pursuant to the exercise of the stockholder's statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder whose shares of Raytech common stock are converted, pursuant to the short-form merger, into a right to receive cash will recognize gain or loss equal to the difference between (a) the amount of cash that the stockholder receives in the short-form merger and (b) the stockholder's adjusted tax basis in his shares. The gain or loss will be treated as a capital gain or loss. Generally, the gain or loss will be long-term capital gain or loss if (at the effective date of the short-form merger) the stockholder's holding period for his Raytech shares is more than one year. Holders of shares of Raytech common stock should be aware that [___________], the paying agent, will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the short-form merger to any stockholder that (1) has provided either an incorrect tax identification number or no number at all, (2) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (3) has failed to certify to the paying agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year. In general, cash received by unaffiliated public stockholders who exercise statutory appraisal rights in respect of appraisal rights will result in the recognition of gain or loss to the dissenting stockholder. Any dissenting stockholder should consult with his tax advisor for a full understanding of the tax consequences of receiving cash in respect of appraisal rights pursuant to the short-form merger.

      Neither the merger subsidiary nor Raytech expects to recognize any gain, loss, or income due to the short-form merger.

      EACH BENEFICIAL OWNER OF SHARES OF RAYTECH COMMON STOCK IS URGED TO CONSULT HIS TAX ADVISOR ABOUT THE SPECIFIC TAX

CONSEQUENCES TO HIM OF THE SHORT-FORM MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                    FAIRNESS OF THE GOING-PRIVATE TRANSACTION

      Fairness. We currently own approximately 82.86% of the outstanding shares of Raytech common stock. We expect to own approximately 90.6% of Raytech's stock after completing the acquisition of shares under the 2005 Agreement. As a result, we are considered an "affiliate" of Raytech under Rule 12b-2 of the Exchange Act. The rules of the SEC require us to express our belief about the substantive and procedural fairness of the going-private transaction to the unaffiliated public stockholders of Raytech. In compliance with Rule 13e-3 under the Exchange Act, our Trustees have considered the fairness of the going-private transaction to the unaffiliated public stockholders, and unanimously concluded that the going-private transaction is fair to them.

      Our Trustees determined to consummate a proposed two-step plan to acquire the outstanding minority stockholder interest in Raytech through the going-private transaction. The initial step of the going-private transaction is the completion of the Acquisition under the 2005 Agreement. After the Acquisition, our merger subsidiary will acquire, for a per share price of $1.32 in cash, all of the shares of Raytech common stock held by the unaffiliated public stockholders.

      Factors we considered in determining purchase price. Our Trustees have determined that the going-private transaction is both substantively and procedurally fair to the unaffiliated public stockholders. In coming to that determination, we considered and assessed the following material factors:

o Information concerning the financial performance, condition, business operations and prospects of Raytech. Our Trustees reviewed Raytech's current financial condition, financial performance, and growth prospects. Specifically, the Trustees identified the following factors that, in the opinion of the Trustees will continue to negatively impact Raytech's business:

            o Raytech is a relatively small supplier of a limited number of components. Raytech's largest customers have been experiencing margin erosion due to reduced volume, high labor and benefit costs and intense foreign competition and there is pressure on them to cut component costs. As a result, Raytech's customers have demanded component price reductions. Raytech's largest business segment, sales to domestic original equipment manufacturers has been significantly impacted by these price reductions, resulting in a
            32.0 percent decrease in gross profit for the quarter ended April 3, 2005, despite achieving 8.9 percent sales growth compared to the same period in 2004.

            o As a result of the general downturn in the American automobile industry, the business of General Motors, Ford Motor Company and DaimlerChrysler, Raytech's primary customers for its wet friction products, and the industry as a whole, has been negatively impacted, which has, in turn, negatively impacted Raytech's business.

            o Raytech anticipates that continued increases in the price of raw materials necessary for the manufacture of its products will further negatively impact its business. Due to the demand for component price reductions and the terms of some of its current sales contracts, Raytech must bear the full expense of these price increases, further reducing its profit margin.

            o  The  trend  in  the  automotive   aftermarket  is  toward  longer
            transmission service and replacement cycles due to improved quality, which will negatively impact Raytech's revenues and margins.

            o Raytech has also assumed the liability for the pension plans of Raymark as part of the Chapter 11 reorganization. The plans are under funded and Raytech, through an agreement with the Internal Revenue Service, is providing both current contributions and catch-up contributions. These funding obligations will continue to impact Raytech's earnings.

o Cash payment for stock; Financial Condition; Prospects. The going-private transaction represents an opportunity for the unaffiliated public stockholders to realize $1.32 per share in cash for their stock. We believe this price might otherwise be difficult for unaffiliated public stockholders (especially those stockholders with large holdings of shares) to realize, in light of the lack of liquidity of the market for shares of Raytech common stock. We believe that the $1.32 per share consideration to be paid for shares of Raytech common stock is fair to the unaffiliated public stockholders. The purchase price substantially exceeds the per share tangible book value of Raytech common stock which, based on the most recent unaudited balance sheets of Raytech, was approximately $1.09 at April 3, 2005.

o Public Company Compliance. Our Trustees also considered that there is an increased cost to Raytech for compliance with the additional requirements on public companies under the Sarbanes-Oxley Act of 2002 and related SEC regulations, among other expenses of being a public company. We expect these increased costs to continue to adversely impact Raytech's financial performance. We also expect that this will further impact adversely the trading price of Raytech's common stock.

o Current Market Prices, Historical Market Prices; Limited Trading Market and Liquidity. Our board considered the current and historic trading prices of Raytech's common stock. The stock closed at $1.32 on July 6, 2005. The stock price ranged from $1.01 per share to $2.08 per share during the twelve months before we announced the going-private transaction on July 7, 2005. There is a limited trading market for Raytech's stock, and limited liquidity. The average daily trading volume during the two months before our announcement of the going-public transaction was less than 15,000 shares. For all of these reasons, it may be extremely difficult for the unaffiliated public stockholders to sell their Raytech stock without adversely impacting the stock's trading price. Our Trustees also concluded that the stock's trading price may not reflect its fair value, because of the low trading volume and limited supply and demand for the stock. On August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. Under the rules and procedures of the NYSE, Raytech must respond to the NYSE within 45 days with a business plan that demonstrates compliance with the continued listing standards. Raytech has stated that it does not believe that it can take the steps that will permit it to satisfy the criteria of the NYSE. In the event Raytech's common stock is delisted, the stock will become even more illiquid.

o Limited Benefits from Being a Public Company. Raytech has not been able to benefit from being a publicly traded company. Raytech has had limited access to the public capital markets, because of its limited trading volume and low trading price of its common stock. Investment banks have not covered Raytech's stock. We believe that these factors will continue to negatively impact the trading price of shares of Raytech's common stock.

o Avoiding continuing declines in stock price. Our Trustees also gave weight to the possibility of future declines in the stock trading price. Lower stock prices will negatively impact the unaffiliated public stockholders. The impending delisting of Raytech's stock from the NYSE and public capital market trends affecting micro-cap companies (like Raytech), will result in a reduction in interest by institutional investors.

o Campbell Report. Our Trustees also took note of an analysis that Raytech obtained from W.Y. Campbell & Company during October 2004. This analysis was done as part of a review by the Company of its current and future business prospects. This analysis concluded that the fair value of Raytech's common stock was between $1.21 and $2.05. Since the date of this report, the Trustees believe that the price per share has been negatively impacted by current market and business conditions more fully discussed above.

o Appraisal rights. Our Trustees also considered the Delaware laws concerning appraisal rights, in concluding that the purchase price is fair. The unaffiliated public stockholders are entitled to exercise appraisal rights and demand payment if the "fair value" for their shares. A court may determine "fair value" to be more or less than the payment being made in this going-private transaction.

      Factors not considered in determining purchase price. We did not consider the following factors to be material in determining the fairness of the going-private transaction:

o No Firm Offers. We are not aware of any firm offers to purchase Raytech's business that have been made during the past two years by any unaffiliated person.

o Merger, Sale, or Other Transfer of Assets. Raytech has not engaged in a merger or consolidation with another company, or in the sale (or other transfer) of a substantial part of its assets during in the last two years.

o Securities Purchases. During the past two years, no one has purchased enough Raytech common stock to exercise control of Raytech.

      In addition, we intend to retain our majority holdings in Raytech, and we do not intend to seek a buyer for Raytech in the immediate future. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Raytech or otherwise provide liquidity in the form of a third party offer to the unaffiliated public stockholders. Accordingly, it is unlikely that finding a third party buyer for Raytech was a realistic option for the unaffiliated public stockholders. We also concluded that the absence of a third party buyer for Raytech shows that the going-private transaction is the only likely source of prompt liquidity for the unaffiliated public stockholders.

      Shopping Raytech would not only entail substantial time delays and allocation of its management's time and energy, but would also disrupt and discourage Raytech's employees and create uncertainty among Raytech's customers and business associates. We do not have any present intention to liquidate our position in Raytech.

      Procedural fairness. Delaware law allows us to effect the merger by action of our merger subsidiary's board of directors, without any action on the part of the board of directors or other shareholders of Raytech, but provides Raytech's public shareholders who object to the merger with the statutory right to have the "fair value" of their shares determined by a court and paid to them by following the procedures outlined in Section 262 of the DGCL, which are described elsewhere in this transaction statement under the heading Item 4(c), "Terms of the Transaction". A determination of fair value ultimately depends on an analysis of what a reasonable purchaser would pay for Raytech common stock.

      Our Trustees considered appointing a special committee to determine the fairness of the going-private transaction but decided not to pursue this option. Our Trustees believe that a special committee would need to retain its own independent legal counsel and financial advisors to help evaluate the fairness of the going-private transaction. The cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would outweigh any benefit that would be derived from a special committee.

      Certain negative considerations. Our Trustees evaluated certain factors which weighed against the fairness of the terms of the going-private transaction and its procedural fairness. Our Trustees also discussed the absence of key procedural safeguards. In summary, the going-private transaction does not protect the unaffiliated public stockholders in the following ways:

      1. The unaffiliated public stockholders did not vote to approve or oppose the going-private transaction.

      2. An unaffiliated representative was not appointed to act solely on behalf of the unaffiliated public stockholders.

      3. Raytech's board of directors did not vote to approve or oppose the going-private transaction.

      These negative considerations are described in more detail below:

o Termination of participation in future growth of Raytech. Following the completion of the going-private transaction, the unaffiliated public stockholders would cease to participate in future earnings or growth of Raytech. They would not benefit from any increases in the value of Raytech stock.

o Conflicts of interest. The financial interests of the Trust are adverse to the financial interests of the unaffiliated public stockholders. In addition, directors of Raytech have actual or potential conflicts of interest in connection with the going-private transaction. Two of our Trustees are also directors of Raytech.

o No public stockholder approval. The unaffiliated public stockholders will not have an opportunity to vote on the going-private transaction. Our Trustees believe that this factor is outweighed by the right of the unaffiliated public stockholders to seek appraisal and payment for the fair value of their shares under Delaware law.

o No unaffiliated representative or independent director approval. No special committee of Raytech's directors was appointed to evaluate the going-private transaction. No independent representative of the unaffiliated public stockholders was appointed to act solely on their behalf, to negotiate the terms of the going-private transaction or to consider its fairness. Our Trustees determined that the costs of hiring and compensating a representative (including fees for independent legal and financial advisors to the representative) would have outweighed its benefit to the unaffiliated public stockholders.

o Raytech's board did not vote. Our Trustees concluded that, had Raytech's board of directors been asked to consider and vote upon the proposed going-private transaction, it would have wanted to hire its own independent legal and financial advisors. These expenses would have further consumed Raytech's financial resources.

      Our Trustees gave these negative factors due consideration. They concluded that none of these factors (alone or taken together) is significant enough to outweigh the positive factors and analyses that it considered. Our Trustees believe that the going-private transaction is fair to the unaffiliated public stockholders, both substantively and procedurally.

      Our Trustees took note of the large number and wide variety of complex factors that affect the fairness of the going-private transaction to the unaffiliated public stockholders. Our Trustees did not quantify, rank, or otherwise assign relative weights to each of the specific factors we considered. Instead, our Trustees conducted an overall analysis of these factors.

      We believe that these factors provide a reasonable basis to form our belief that the going-private transaction is substantively and procedurally fair to the unaffiliated public stockholders.

      Recent purchases of shares of Raytech Common Stock by the Trust.

      The Acquisition. Other than as contemplated by the 2005 Agreement, the Trust has not engaged in any recent purchases of shares of Raytech Common Stock. A copy of the 2005 Agreement is attached to this transaction statement as Exhibit (d).

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, opinion or appraisal

      We did not engage any third parties to perform any independent financial analysis of the going-private transaction or the value of Raytech's common stock. We have not received any written report, opinion, or appraisal from an outside party relating to (a) the fairness of the merger consideration being offered to the unaffiliated public stockholders or (b) the fairness of the going-private transaction to Raytech or to its unaffiliated public stockholders.

      Raytech engaged the services of an outside party, W.Y. Campbell, to analyze the business of Raytech. W.Y. Campbell rendered a report to Raytech's board of directors on October 26, 2004. At that time, the board had been considering a possible sale of Raytech. The report concluded that Raytech's value was between $1.21 and $2.05 per share at the time of the report. In reaching this conclusion, W.Y. Campbell analyzed factors such as the state of the industry and the overall prospects of Raytech.

      Our Trustees gave weight to the findings of this report, and took into account that it was conducted nine months before the date of this transaction statement and that since the report was issued additional factors have and we expect will continue to negatively impact Raytech's business. See "Fairness of the Going Private Transaction - Factors we considered in determining purchase price". A copy of the report of W.Y. Campbell is attached to this transaction statement as Exhibit (e).

      In determining the price to pay to the unaffiliated public stockholders, our Trustees also considered Raytech's substantial costs of being a public company, including complying with securities laws, increased auditing costs, potential liabilities under the Sarbanes-Oxley Act of 2002, increased costs of director and officer liability insurance, the cost of shareholder communications and public relations, and management inefficiencies created by the public spotlight.

      As part of its analysis, our Trustees had discussions with members of Raytech's management about its financial condition, its past and current business operations, its financial condition, future prospects and operations, and other matters. In addition, our Trustees reviewed other financial studies and analyses and considered such other information as they considered appropriate.

                              TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET.

      See the "Summary Term Sheet" section, above.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and address. The name of the subject company is Raytech Corporation. The principal executive offices of the subject company are located at Four Corporate Drive, Suite 295, Shelton, CT, 06484. Its telephone number is
(203) 925-8021.

      (b) Securities. The subject company's authorized capital stock consists of 50,000,000 shares of common stock, par value $1.00 per share and 5,000,000 shares of cumulative preferred stock, no par value. As of April 29, 2005, Raytech has outstanding 41,737,306 shares of common stock, the subject securities of the going-private transaction, and no shares of preferred stock.

      (c) Trading market and price. Raytech's common stock is traded publicly on the New York Stock Exchange under the symbol "RAY".

      The following table shows the high and low common stock prices by quarter from the NYSE of the Raytech common stock for the periods indicated:

                          2005                  2004                  2003
                          ----                  ----                  ----
                    HIGH        LOW        HIGH       LOW        HIGH       LOW
                    ----        ---        ----       ---        ----       ---

First Quarter       $2.00      $1.41      $3.88      $2.75      $7.22      $4.15
Second Quarter       1.71       1.01       3.35       1.45       8.20       3.00
Third Quarter          --         --       2.01       1.20       4.85       3.23
Fourth Quarter         --         --       2.08       1.62       3.94       3.15

      (d) Dividends. To our knowledge, Raytech has not paid any cash dividends on its common stock during the past two years.

      (e) Prior public offerings. To our knowledge, Raytech has not made an underwritten public offering of its common stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

      (f) Prior stock purchases. Please refer to Item 4 "Terms of the Transaction", below.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Name and address. The Trust is the person filing this transaction statement. The business address and business telephone number for the Trust is 190 Willis Avenue, Mineola, New York 11501, and the telephone number is (516) 747-0300.

      (b) Business background of entity. The Trust is organized under the laws of the state of New York. Prior to the Acquisition, the Trust, together with its affiliates, holds approximately 82.86% of the outstanding shares of Raytech Common Stock. Prior to 1986, Raymark and Raymark Industries, Inc. had been named as defendants in lawsuits claiming substantial damages for injury or death from exposure to airborne asbestos fibers. In May 1985, Raytech sold all of its Raymark stock. Under a restructuring plan, Raytech (through its subsidiaries) purchased certain non-asbestos related business of Raymark. In spite of the restructuring plan, Raytech was named a co-defendant with Raymark and other defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark. In a lawsuit decided in 1988 by The United States District Court in Oregon ruled that Raytech was to be a successor to Raymark's asbestos related liability (Oregon equity law). After several court rulings, including an appeal to the United States Supreme Court, the Oregon case remained as the prevailing decision holding Raytech to be a successor to Raymark's asbestos related liabilities. In order to stay the asbestos related litigation, on March 10, 1989, Raytech filed a petition seeking relief under Chapter 11, Title 11, United States Code in the United States Bankruptcy Court, District of Connecticut.

      In October 1998, Raytech reached a tentative settlement with its creditors for a consensual plan of reorganization providing for all general unsecured creditors to receive approximately 90% of the equity in Raytech in exchange for their claims. The Trust was created under the settlement plan to use its assets and income to satisfy all asbestos-related claims. As reorganized, Raytech issued approximately 83% of its common stock to the Trust, 7% to government and other claimants, and 10% to Raytech's public stockholders at the time. As of the date of this transaction statement, the Trust owns 34,584,432 shares of Raytech's common stock (or 82.86% of its outstanding shares).

      The Trust is governed by the laws of the State of New York. The Trust was formed as an irrevocable trust pursuant to the Raytech Corporation Asbestos Personal Injury Settlement Trust Agreement, effective as of April 18, 2001.

      The Trust has not been a party to any judicial or administrative proceeding during the past five years that resulted in (i) a judgment, decree, or final order enjoining the Trust from future violations of (or prohibiting activities subject to) federal or state securities laws, or (ii) a finding of any violation of federal or state securities laws.

      (c) Business and background of natural persons.

      (1),(2) The name, business address, position with the Trust, principal occupation and five-year employment history of each of the Trustees of the Trust, together with the names, principal business and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I to this transaction statement.

      (3) During the last five years, none of the persons listed in Schedule I to this transaction statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (4) None of the persons listed in Schedule I to this transaction statement has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining those persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (5) The country of citizenship of each of the persons listed in Schedule I to this transaction statement is listed thereon.

      (d) Tender Offer. Not Applicable

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Material terms.

            (1) Tender offers. Not applicable.

            (2) Mergers or similar transactions.

      In connection with the plan of Raytech Corporation, Case No. 89-00293, confirmed by the United States Bankruptcy Court for the District of Connecticut on August 13, 2000, the Trust entered into an Agreement, dated June 8, 2000, and Settlement Agreement, dated October 31, 2001, each with United States Environmental Protection Agency, the Connecticut Department of Environmental Protection, and FMC Corporation (the "Environmental Creditors"). The purpose of these agreements was to mutually resolve claims of the Environmental Creditors against Raytech, Raymark Industries, Inc. and Raymark Corporation. The agreements provide for the assignment by the Environmental Creditors to the Trust of their interest in certain assets of Raytech and of the estates of Raymark and Universal Friction Composites, the division of the proceeds of Raymark liability insurance and the future transfer by the Environmental Creditors of the Raytech common stock owned by them.

      In consideration for the compromise and settlement of the Environmental Creditors' claims, the Trust and the Environmental Creditors determined that is was in each party's interest to accelerate the settlement of the agreements. On July 7, 2005, the Trust entered into the 2005 Agreement, to accelerate the consummation of the earlier agreements, pursuant to which the Trust will acquire 3,228,888 shares of Raytech common stock and other assets and consideration from the Environmental Creditors. Pursuant to the terms of the 2000 and 2001 agreements and under the 2005 Agreement, the Environmental Creditors will receive $9,457,776, in exchange for the following consideration (the "Acquisition"):

      o the Environmental Creditors' agreement to divide certain insurance proceeds in the bankrupt estates of Raymark Corporation and Raymark Industries, Inc.(the "Raymark Estates") 60% to asbestos personal injury creditors and 40% to Environmental Creditors;

      o 3,228,888 shares of Raytech common stock owned by the Environmental Creditors;

      o the Environmental Creditors' assignment to the Trust of their rights to benefits under an agreement to share tax benefits with the Trust, incorporated in the Chapter 11 Plan of Reorganization of the Raytech Corporation, confirmed August 31, 2000;

      o the Environmental Creditors' interest in the other property of the Raymark Estates; and

      o the Environmental Creditors' interest in the recovery by the Raymark Estates of proceeds of policies of insurance issued by the Federal Insurance Company to Raymark Corporation.

      Upon completion of the Acquisition, the Trust's ownership of the shares of Raytech's common stock will increase from approximately 82.86% to approximately 90.6%. The 2005 Agreement contains closing conditions which relate to the satisfaction of our filing obligations under the Securities Exchange Act of 1934 and the approval of the Acquisition by the Bankruptcy Court.

      This transaction statement is being filed because the acquisition of the shares by the Trust is the first step of a transaction which will result in a "Rule 13E-3 transaction" (as defined under the Exchange Act).

      Upon completion of the Acquisition, the Trust will own approximately 90.6% of Raytech's outstanding common stock. After completion of the Acquisition, we intend to undertake a short-form merger. We intend the short-form merger to result in the acquisition of all of the outstanding shares of Raytech's common stock owned by unaffiliated public stockholders of Raytech.

      To effect the short-form merger, we will organize a wholly-owned subsidiary corporation ("merger subsidiary") and transfer all of the shares of Raytech common stock owned by the Trust to the merger subsidiary, causing the merger subsidiary to own approximately 90.6% of Raytech's outstanding shares. Our merger subsidiary will then merge into Raytech. Upon the effectiveness of the merger, each outstanding share of Raytech's common stock owned by the unaffiliated public stockholders will be canceled. In exchange, our merger subsidiary will pay the unaffiliated public stockholders the sum of $1.32, in cash, for each share of Raytech common stock. Upon timely exercise of vested options, each holder will receive payment of $1.32 per option share. Raytech will survive the merger.

      After the short-form merger, we intend to cause the registration of Raytech's common stock under the Exchange Act and its listing on the New York Stock Exchange to be terminated.

      The Trust's purpose in engaging in the going-private transaction is to own all of Raytech's stock. Upon completion of the short-form merger, Raytech will be wholly-owned by the Trust. The transactions have been structured in order to effect a prompt and orderly transfer of the minority ownership of Raytech from the unaffiliated public stockholders to us, and to provide the unaffiliated public stockholders with cash payments for all of their Raytech common stock as promptly as practicable.

      The consideration to be paid to Raytech's unaffiliated public stockholders in the short-form merger for their stock will be $1.32, in cash, per share. This price is equal to last sale price per share of Raytech's common stock on July 6, 2005, the day before the 2005 Agreement was executed and the day before the first public announcement of the execution of the 2005 Agreement.

      Under the DGCL, because the merger subsidiary will hold at least 90% of the outstanding shares of Raytech common stock immediately after the consummation of the acquisition and prior to the short-form merger, the merger subsidiary will have the power to effect the merger without a vote of the Raytech board of directors and without a vote of the unaffiliated public stockholders. The board of directors of the merger subsidiary will approve the short-form merger by board resolution in accordance with Section 253 of the DGCL, and no other vote will be necessary to approve the short-form merger. As a result, neither Raytech, nor the Trust nor the merger subsidiary is soliciting proxies or consents from the board of directors of Raytech or the stockholders of Raytech. The reasons for the going-private transaction are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-private Transaction - Reasons." Certain federal income tax consequences of the going-private transactions are set out in "Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction".

      Upon completion of the short-form merger, in order to receive the merger consideration of $1.32 per share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to Ira R. Halperin, Esq. and (2) surrender their shares of Raytech common stock by delivering the stock certificate or certificates that, prior to the short-form merger, had evidenced those shares to the paying agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the effective date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

      For federal income tax purposes, the receipt of the cash consideration by holders of Raytech common stock pursuant to the short-form merger will be a taxable sale of the holder's shares. You will recognize taxable gain or loss in the amount of the difference between $1.32 and your adjusted tax basis for each share of Raytech common stock that you own at the time of the short-form merger. See "Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction."

      (b) Purchases. Current and former officers and directors of Raytech beneficially own 720,335 shares of common stock of Raytech, which includes 684,232 shares which the officers and directors as a group hold options to purchase that are exercisable within the next 60 days. All of the options held by the officers and directors have exercise prices above the $1.32 purchase price to be paid to the unaffiliated public stockholders. The current and former officers and directors will be treated as described in Item 4(a), "Terms of the Transaction - Material terms - Mergers or similar transactions."

      (c) Different terms. All unaffiliated public stockholders of Raytech will be treated as described in Item 4(a), "Terms of the Transaction - Material terms
- Mergers or similar transactions."

      (d) Appraisal rights. Holders of Raytech common stock who properly perfect their appraisal rights under Section 262 of the DGCL will have the right to seek an appraisal and to be paid the "fair value" of their shares of Raytech common stock at the effective time of the short-form merger. The fair value of the Raytech common stock is determined exclusive of any element of value arising from the expectation or accomplishment of the short-form merger.

      The following is a brief summary of the statutory procedures to be followed in order for a holder of Raytech common stock to dissent from the short-form merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to
Section 262, the complete text of which is set forth in Exhibit (f) to this transaction statement and is incorporated into this transaction statement by this reference. Any holder of Raytech common stock considering demanding appraisal of their shares is advised to consult that stockholder's own independent legal counsel with respect to the availability and perfection of appraisal rights in the short-form merger.

      Notice of the effective date of the short-form merger and the availability of appraisal rights under Section 262 will be mailed to record holders of the Raytech common stock by Raytech, as the surviving corporation in the short-form merger, within 10 calendar days of the effective date of the short-form merger. This merger notice should be reviewed carefully by the stockholders. Any Raytech stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the merger notice, to demand in writing from Raytech an appraisal of his or her shares. This demand will be sufficient if it reasonably informs Raytech of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand would foreclose a stockholder's right to appraisal.

      A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates. If shares of Raytech common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. If shares of Raytech common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

      A record owner who holds Raytech common stock as a nominee for others, such as a broker, may exercise appraisal rights with respect to the Raytech common stock held for all or less than all of the beneficial owners of Raytech common stock as to which the nominee holder is the record owner. In such a case, the written demand for appraisal must set forth the number of shares of Raytech common stock covered by the demand. Where the number of shares of Raytech common stock is not expressly stated, the demand for appraisal will be presumed to cover all shares of Raytech common stock outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the notice of short-form merger.

      Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Ira R. Halperin, Esq., Meltzer, Lippe, Goldstein & Breitstone, LLP, 190 Willis

Avenue, Mineola, New York 11501 or to any other address as is specified in the notice of merger. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Raytech common stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

      Within 120 calendar days after the effective date of the short-form merger, Raytech, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Raytech common stock of all stockholders. Raytech is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Raytech common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of the petition must be served on Raytech.

      Within 120 calendar days after the effective date of the short-form merger, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from Raytech a statement setting forth the aggregate number of shares of Raytech common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Raytech common stock. This statement must be mailed within 10 calendar days after a written request therefore has been received by Raytech or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

      In determining "fair value", the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining "fair value" in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered. However, Section 262 provides that "fair value" is to be determined exclusive of any element of value arising from the accomplishment or expectation of the short-form merger.

      Holders of Raytech common stock who seek appraisal of their Raytech common stock should bear in mind that the "fair value" of their Raytech common stock determined under Section 262 could be more than, the same as, or less than the cash consideration paid for the stock in the short-form merger, and that opinions of investment banking or financial valuation firms as to fairness from a financial point of view are not necessarily opinions as to "fair value" within the meaning of Section 262. Moreover, Raytech, as the corporation surviving the short-form merger, intends to argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the "fair value" of the Raytech common stock, as the case may be, is less than that paid in the short-form merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Raytech common stock entitled to appraisal. In the absence of a determination or assessment, each party bears its own expenses.

      The Delaware Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of Raytech common stock represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with this direction, the court may dismiss the proceedings as to such stockholder.

      Any holder of Raytech common stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote the shares of Raytech common stock subject to the demand for any purpose or to receive payment of dividends or other distributions on Raytech common stock after the effective time of the short-form merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the short-form merger.

      At any time within 60 days after the effective time of the short-form merger, any former holder of Raytech common stock will have the right to withdraw his or her demand for appraisal and to accept the merger consideration paid for shares of Raytech common stock in the short-form merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of Raytech, as the corporation surviving the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the Raytech common stock. Inasmuch as Raytech has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

      STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

      (e) Provisions for unaffiliated security holders. Raytech does not intend to grant unaffiliated stockholders special access to its records in connection with the short-form merger. Neither the Trust nor Raytech intends to obtain counsel or appraisal services for unaffiliated stockholders of Raytech.

      (f) Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) Transactions. The nature and dollar amount of any transaction, other than those described in paragraphs (b) or (c) of this Item 5, that occurred during the past two years, between the Trust or the persons listed on Schedule I to this transaction statement and Raytech and any affiliate of Raytech is incorporated herein by reference to Item 13 to Raytech's Annual Report on


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

Form 10-K for the fiscal year ended January 2, 2005. The Form 10-K for its fiscal year ended January 2, 2005 is available from the SEC's web site at www.sec.gov and for inspection and copying at the SEC's public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

      (b), (c) See Item 2(f) above and the Section above entitled "Fairness of the Going-private Transaction - Recent purchases of shares of Raytech common stock by The Trust". Two of the three Trustees of the Trust are also directors of Raytech. See Item 3, "Identity and Background of Filing Person" and Schedule I to this Schedule 13E-3.

      (d) Two of the three Trustees of the Trust are also directors of Raytech. See Item 3, "Identity and Background of Filing Person" and Schedule I to this
Schedule 13E-3.

      (e) See Item 4(a)(2) above and the Section above entitled "Fairness of the Going-private Transaction - Recent purchases of shares of Raytech common stock by The Trust" for a description of the Acquisition.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Use of securities acquired. The shares of Raytech capital stock will be canceled in the short-form merger.

      (b) Plans. It is currently expected that, following the consummation of the short-form merger, the business and operations of Raytech will be conducted by us substantially as they are currently being conducted. We intend to continue to evaluate the business and operations of Raytech with a view to maximizing its potential, and we will take the actions deemed appropriate under the circumstances and market conditions then existing. We intend to cause Raytech to terminate the registration of its common stock under Section 12 of the Exchange Act following the short-form merger. This would result in the suspension of Raytech's duty to file reports pursuant to the Exchange Act. In addition, on August 1, 2005, Raytech was notified by the NYSE that it is not in compliance with the NYSE's increased continued listing standards. Raytech is considered "below criteria" due to the fact that its total market capitalization is less than $75 million over a 30-day trading period and its stockholders' equity is less than $75 million. As of August 8, 2005, the NYSE made available on its consolidated tape, an indicator, "BC," indicating Raytech is below the NYSE's quantitative continued listing standards. Under the rules and procedures of the NYSE, Raytech must respond to the NYSE within 45 days with a business plan that demonstrates compliance with the continued listing standards. Raytech has stated that it does not believe that it can take steps which will permit it to satisfy the financial criteria of the NYSE. We do not intend to take any action to continue Raytech's listing on the NYSE. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Effects."

      We do not currently have any commitment or agreement, and we are not currently negotiating for the sale of any of Raytech's businesses. Except as otherwise described in this transaction statement, as of the date of this transaction statement, we have not approved any specific plans or proposals for:

o any extraordinary transaction, such as a merger, reorganization or liquidation, involving Raytech or any of its subsidiaries;

o any purchase, sale or transfer of a material amount of assets of Raytech or any of its subsidiaries;

o any material change in the present dividend rate or policy, or indebtedness or capitalization of Raytech. See "Summary Terms Sheet Consequences of the Going-Private Transaction Effects of the Going-Private Transaction," "Special Factors Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction Effects," and "Fairness of the Going-Private Transaction Factors considered in determining fairness" and "Certain negative considerations");

o any other material change in the corporate structure or business of Raytech; or

o any extraordinary corporate transaction involving Raytech after completion of the short-form merger.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      See the section above captioned "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction."

ITEM 8. FAIRNESS OF THE TRANSACTION.

      See the section above captioned "Special Factors - Fairness of the Going-private Transaction."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      See the section above captioned "Special Factors - Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of funds. The total amount of funds required by the merger subsidiary to pay the merger consideration to the unaffiliated public stockholders of Raytech and to option holders of exercised vested options, and to pay related fees and expenses is estimated to be approximately $5.2 million, in addition to payment of $9,457,776 million by the Trust for Raytech shares and other assets to be purchased in connection with the Acquisition. The Trust plans to fund the Acquisition and the purchase of the shares of common stock from unaffiliated public stockholders by the merger subsidiary with cash on hand that is not subject to any financing condition.

      (b) Conditions. There are no conditions to financing arrangements for the going-private transaction, and there are no alternative financing arrangements or alternative financing plans.

      (c) Expenses. The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the short-form merger, including certain liabilities under U.S. federal securities laws.

      Except as described under Item 11(b), "Interest in Securities of the Subject Company - Securities transactions," and Item 14, "Personal Assets, Retained, Employed, Compensated or Used," we will not pay any fees or commissions to any broker or dealer in connection with the going-private transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

      The estimated fees and expenses to be incurred by us in connection with the going-private transaction are set forth in the table below:

            Filing fees                       $    1,112
            Legal fees                           250,000
            Transfer agent fees                   10,000
            Printing
            mailing costs and other fees          40,000

            Total                             $  301,112

      (d) Borrowed funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities ownership. Immediately after the consummation of the Acquisition and on the effective date of the short-form merger, the Trust, through the merger subsidiary, is expected to be the owner of approximately 37,813,320 shares of Raytech common stock, representing approximately 90.6% of the outstanding shares of Raytech common stock. Details regarding the beneficial ownership of the Trust's common stock is set forth in Schedule I to this transaction statement.

      (b) Securities transactions. See Item 4, "Terms of the Transaction", above.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (a) - (e) Not Applicable

ITEM 13. FINANCIAL STATEMENTS.

      (a) Financial information.

            (1) Incorporated by reference to Raytech's Annual Report on Form 10-K for the fiscal year ended January 2, 2005.


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

            (2) Incorporated by reference to Raytech's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005.

            (3) The ratio of earnings to fixed charges, as required, is set forth under the heading "Selected Financial Data" in the Transaction Statement.

            (4) The book value per share information, as required, is set forth under the heading "Selected Financial Data" in the Transaction Statement.

      The Form 10-K for the fiscal year ended January 2, 2005 and the Form 10-Q for the fiscal quarter ended April 3, 2005 are available from the SEC's web site at www.sec.gov and for inspection and copying at the SEC's public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

      (b) Pro forma information. No pro forma data giving effect to the going-private transaction is provided because the Trust does not believe such information is material to the unaffiliated public shareholders in evaluating the proposed transaction since (1) the consideration for Raytech common stock is all cash and (2) if the proposed transaction is completed, Raytech's common stock would cease to be publicly traded.

      (c) Summary Information. See the information under the heading "Selected Financial Data" in the Transaction Statement

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the going-private transaction.

      (b) Employees and corporate  assets.  No employees or corporate  assets of
Raytech  will  be  used  by  us  or  our  affiliates  in  connection   with  the
going-private transaction.

ITEM 15. ADDITIONAL INFORMATION.

None.

ITEM 16. EXHIBITS.

      (a)   Letter from Raytech Acquisition Corp. and Letter of Transmittal

      (d)   Supplemental Settlement Agreement

      (e)   Report of W.Y. Campbell

      (f)   Delaware General Corporation Law Section 262


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2005


                                                 /s/ Richard A. Lippe
                                                 -----------------------------
                                                 Richard A. Lippe
                                                 Managing Trustee

                                   CERTIFICATE

     The undersigned, Kevin E. Irwin, Acting Secretary of the Raytech Corporation Asbestos Personal Injury Settlement Trust, a Delaware trust (the "Trust"), hereby certifies that attached hereto as Exhibit A are true, correct and complete copies of resolutions duly adopted by the Trust at the Board of Trustees meeting on July 6, 2005, approving the acquisition of outstanding shares of Raytech Corporation not owned by the Trust (the "Resolutions"). The Resolutions have not been amended, modified or rescinded and are in full force and effect on the date hereof.

     This Certificate shall not create any personal (as opposed to trust) liability.

     IN WITNESS WHEREOF, the undersigned has caused this Certificate to be executed on behalf of the Trust as of this 11th day of August, 2005.


                                            RAYTECH CORPORATION ASBESTOS
                                            PERSONAL INJURY SETTLEMENT TRUST

                                            By: /s/ Kevin E. Irwin
                                                --------------------------------
                                                Kevin E. Irwin, Acting Secretary

                                   EXHIBIT A

RESOLVED: that after acquiring rights to the Raymark creditors shares of stock in the Raytech Corporation, the Trust shall acquire all the remaining outstanding shares of stock of the Raytech Corporation by means of a short-form merger in the manner previously recommended by special counsel, Mr. Halperin, thereby resulting in the Raytech Corporation being wholly owned by a wholly owned subsidiary of the Trust;

FURTHER RESOLVED: that in connection with the short form merger just described, the Trust shall offer to pay $1.32 per share for its acquisition of the remaining outstanding shares of stock of the Raytech Corporation held by the shareholder other than the environmental creditors; and

FURTHER RESOLVED: that Mr. Lippe is authorized, on behalf of the Trust, to execute any agreements, regulatory filings, or other documents approved by special counsel to effect this transaction.

                                  EXHIBIT INDEX

Exhibit Number          Description
--------------          -----------

    (a)                 Letter from Raytech Acquisition Corp. and Letter of
                        Transmittal

    (d)                 Supplemental Settlement Agreement

    (e)                 Report of W.Y. Campbell

    (f)                 Delaware General Corporation Law Section 262

                                   SCHEDULE I

                  MEMBERS OF THE BOARD OF TRUSTEES OF THE TRUST

      Trustees. The name, business address, position with the Trust, present principal occupation or employment and five-year employment history of the Trustees of the Trust, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the Trust. Each of the Trustees of the Trust is a citizen of the United States. To the knowledge of the Trust, no Trustee beneficially owns shares of Raytech common stock. To the knowledge of the Trust, no Trustee has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no Trustee of the Trust has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                  Position with            Principal Occupation or Employment.
Name              the Trust                   Five-Year Employment History.
----              ---------                   -----------------------------

Richard A.        Managing Trustee     Partner in the Corporate & Securities Law
Lippe                                  Group of the law firm of Meltzer,  Lippe,
                                       Goldstein &  Breitstone,  LLP, 190 Willis
                                       Avenue,   Mineola,  New  York;  Director,
                                       Raytech  Corporation since 2002; Managing
                                       Trustee, Keene Creditors Trust.

Archie R.         Trustee              Director,   Midas  Inc.,  1300  Arlington
Dykes                                  Heights Road Itasca,  IL 60143;  Director
                                       PepsiAmericas,  Inc.,  4000 Dain Rauscher
                                       Plaza,    60    South    Sixth    Street,
                                       Minneapolis, MN 55402; Chairman and Chief
                                       Executive  Officer,   Fleming  Companies,
                                       Inc., 1945 Lakepointe Drive,  Lewisville,
                                       TX  73126,  a food  distribution  company
                                       from  2003 to 2004;  Chairman  and  Chief
                                       Executive   Officer   of   Capital   City
                                       Holdings,   Inc.,   4525  Harding   Pike,
                                       Nashville,   TN  37205,   an   investment
                                       company, from 1988 to 2003 and Chairman in 2004; Director, Raytech Corporation since 2002.

Steven           Trustee               Professor   of   political   science  and
Halpern                                adjunct  professor  of law  at the  State
                                       University of New York at Buffalo,  and a
                                       partner  at the law firm of  Lukasik  and
                                       Halpern.  His  business  address is State
                                       University  of New York at  Buffalo,  509
                                       Park Hall, Buffalo, New York.


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